Exhibit (a)(5)(vi)

FINAL TRANSCRIPT

Conference Call Transcript

BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

Event Date/Time: May. 22. 2008 / 5:00AM PT

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FINAL TRANSCRIPT

May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

CORPORATE PARTICIPANTS

Dan Levy

Blue Coat Systems - IR

Kevin Royal

Blue Coat Systems - SVP - CFO

Brian NeSmith

Blue Coat Systems - CEO

CONFERENCE CALL PARTICIPANTS

Samuel Wilson

JMP Securities - Analyst

Ryan Hutchinson

Lazard Capital Markets - Analyst

Erik Suppiger

Signal Hill - Analyst

Scott Zeller

Needham & Company - Analyst

Josh Jabs

Roth Capital - Analyst

Rohit Chopra

Wedbush Morgan - Analyst

Rajesh Ghai

ThinkPanmure - Analyst

Alex Kurtz

Merriman Curhan - Analyst

Rob Owens

Pacific Crest - Analyst

Gabriel Lowy

Collins Stewart - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Blue Coat Systems Q4 and full-year 2008 financial results conference call. At this time, all lines are in a listen-only mode. Later there will be a question and answer session and instructions will be given at that time. (OPERATOR INSTRUCTIONS). As a reminder, today’s call is being recorded.

At this time I’d like to turned conference over to Mr. Dan Levy. Please go ahead, sir.

Dan Levy - Blue Coat Systems - IR

Good morning and thank you for joining us today. Kevin Royal, Blue Coat’s Senior Vice President and Chief Executive Officer will begin today’s call with an overview of the financial results for the fourth quarter of fiscal year 2008 ended April 30, 2008 and the financial outlook for the Company. Brian NeSmith, Blue Coats President and Chief Executive Officer will then follow with his commentary and other operating highlights.

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FINAL TRANSCRIPT

May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

The information presented in today’s conference call is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Packeteer’s common stock will only be made pursuit to the offer to purchase and related materials of Blue Coat Systems, Inc. and Cooper Acquisition, Inc., filed with the Securities and Exchange Commission on May 1, 2008 as amended from time to time.

Packeteer stockholders should read this carefully prior to making any decisions with respect to the offer, because they contain important information including the terms and conditions of the offer. Packeteer stockholders may obtain the offer to purchase and related materials with respect to the offer free of charge at the SEC’s website at www.SEC.gov from the information agent named in the tender offer materials or from Blue Coat Systems, Inc. As you know, we will make forward-looking statements during the course of this call about Blue Coat Systems, Inc., and Packeteer Inc. These included statements regarding expectations concerning market growth and business opportunities, expectations regarding future revenues, expenses, margins, tax rates and other financial metrics and other matters impacting Blue Coat’s financial outlook and future business, as well as that of the potential combined entity.

All statements, other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected timing of the completion of the acquisition of Packeteer, the ability to complete the transaction considering the various closing conditions and any statements of expectation or belief and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected. Risks related to the timing or ultimate completion of the transaction that prior to the completion of the transaction, the parties respective businesses may not perform as expected due to uncertainty, that the parties are unable to successfully implement integration strategies and other risks that are described from time to time in the Securities and Exchange Commission reports filed by Blue Coat including but not limited to the risks described in Blue Coat’s annual report on Form 10-K for the year ended April 30, 2007 and quarterly report on Form 10-Q, for the quarter ended January 31, 2008.

Accordingly, no assurances can be given that any events anticipated by the forward-looking statements will transpire or occur or if any of them do so, what impact they’ll have on the result of operations or financial conditions of Blue Coat or Packeteer. Blue Coat assumes no obligation and does not intend to update these forward-looking statements except as required by applicable law. Now I’ll turn the call over to Kevin.

Kevin Royal - Blue Coat Systems - SVP - CFO

Thank you, Dan. Today we’re pleased to announce another quarter of record net revenue of 88.2 million for the fourth fiscal quarter of 2008, an 8% increase compared to net revenue of 81.4 million reported in the prior quarter. Included in the 88.2 million of net revenue is product revenue of 66.2 million, which includes sales of appliances and Blue Coat Web Filter. Product revenue in the fourth quarter of fiscal 2008 reflects a 5% increase compared to 62.8 million in the prior quarter. Total Blue Coat WebFilter revenue decreased 11% to 8.8 million in the fourth fiscal quarter compared to 9.8 million in the third quarter. Approximately 7.1 million of the revenue recognized on Blue Coat WebFilter this quarter is related to perpetual licenses compared to 7.9 million in the third quarter of fiscal 2008.

Now turning to service revenue. We recognize 22 million in the fourth quarter, a 19% increase over 18.5 million recognized in the prior quarter, which was driven primarily by the continued growth in our installed base over the last several quarters. On a geographic basis, net revenue in North America was 36 million, representing approximately 41% of total revenue.

Net revenue in EMEA and Latin American was 35.2 million, representing approximately 40% of total revenue and net revenue in the Asia Pacific region was 17 million representing approximately 19% of total revenue. Gross margin on a non-GAAP basis decreased to 76.8% in the third fiscal quarter from 77.1% in the prior quarter. The decrease in gross margin is due to geographic mix.

On a non-GAAP basis, operating expenses increased approximately 6 million to 54.2 million in the fourth quarter. As a percentage of total net revenue, operating expenses increased approximately 2%. Non-GAAP R&D expense increased approximately 800,000 from the prior quarter, but was essentially flat as a percentage of revenue. We intend to continue to invest in R&D, therefore, we expect R&D spending to continue to increase in absolute dollars. Non-GAAP sales and marketing expense increased approximately 3.9 million and increased approximately 1% as a percentage of net revenue over the prior quarter. The increase in non-GAAP sales and marketing expense primarily results from increased head count to expand our sales force and marketing function. Our number of sales teams increased from 92 at the end of the third quarter to 99 teams at the end of the fourth quarter.

Non-GAAP G&A expense in the fourth quarter increased approximately 1.2 million from the prior quarter and increased approximately 1% as a percentage of net revenue. The increase in non-GAAP G&A expense was largely attributable to higher legal and accounting fees in connection with our year-end audit and tax-planning activities.

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May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

On a non-GAAP basis, the company reported net income of 13.1 million or $0.33 per diluted share in the fourth fiscal quarter of 2008 compared to non-GAAP net income of 15.3 million or $0.38 per diluted share in the prior quarter. For purposes of calculating non-GAAP earnings per share for the quarter ended April 30, 2008, our fully diluted shares were approximately 39.6 million. On a GAAP basis, the company reported net income of 12.5 million or $0.32 per diluted share in the fourth fiscal quarter of 2008 compared to net income of 10.5 million or $0.26 per diluted share in the prior quarter. As a reminder, a reconciliation of non-GAAP to GAAP financial measures is included in today’s press release.

Now I’d like to provide some clarification related to our tax provision on a GAAP and non-GAAP basis. On a GAAP basis, we recognized a net tax benefit of 3.6 million related to the partial reversal of our valuation allowance of deferred tax assets, partially offset by a tax charge associated with the implementation of our new global business structure. For purposes of presenting non-GAAP net income in a manner consistent with prior periods, we excluded the reversal of the valuation allowance and tax charge associated with the implementation of our new global business structure and calculated a non-GAAP provision for income taxes of 1.5 million. The non-GAAP provision for income taxes was approximately 800,000 higher than originally estimated as a result of changes in estimates of certain service revenue used in determining profit on a tax basis.

Turning to the balance sheet. We ended the quarter with cash, restricted cash and investments of approximately 188.1 million representing an increase of 20.1 million from the prior quarter. Non-GAAP operating cash flow in the fourth fiscal quarter was 22 million compared to 17 million in the prior quarter. Capital expenditures were 4.6 million for the fourth fiscal quarter and depreciation and amortization was 2 million. In addition, the net proceeds from the issuance of common stock as a result of the exercised stock options total approximately 3 million. Our accounts receivable balance increased by 10.5 million during the quarter due to the increase in revenue and DSO’s which increased to 60 days at the end of our fourth fiscal quarter due to the regional shift in revenues. We currently anticipate our announced acquisition of Packeteer to close in our first quarter of fiscal 2009, ending July 31, 2008 and that we will be operating as a combined entity before the quarter ends. However, because it is not certain when and if the transaction will close, it is not possible for us to provide earnings guidance for this quarter.

For our first quarter of fiscal 2009, the company currently anticipates net revenue and spending levels excluding the results of operations of Packeteer to be approximately equal to fiscal Q4 2008 levels. Further, we anticipate that the acquisition of Packeteer will be accretive to our earnings in our third quarter of fiscal 2009. In addition, we are targeting operating profit as a percentage of revenue of the combined companies in the range of 17 to 18% in our fourth quarter of fiscal 2009. As you are aware, we announced on April 21, that the company entered into an definitive agreement to acquire Packeteer for $7.10 per share. This acquisition will be effective through a tender offer for all the outstanding shares of Packeteer followed by a merger into a subsidiary of the company. The tender offer commenced on May 1, 2008 and unless extended, will expire on May 30, 2008. We recently announced the expiration of the HSR waiting period. The transaction is subject to customary conditions and is expected to close in the first quarter of fiscal 2009. We will be able to provide you with our expectations regarding the combined operations following the close.

Now let me turn it over to Brian for his perspective on the quarter and our business going forward.

Brian NeSmith - Blue Coat Systems - CEO

Thank you, Kevin. Good morning and thank you for joining us. The results for this quarter were mixed. We continue to see a good response to our ProxySG product for both acceleration and security, as demonstrated by these financial results and continued customer growth despite challenging business and economic conditions.

As we entered this quarter, our pipeline of forecast led us to believe that we would achieve the higher end of our forecast; however, as the quarter unfolded, the business environment in North America degraded especially with respect to larger deals. We recognized the challenge and actively worked to compensate for a possible U.S. short fall by growing our business in Europe, the middle east and Asia. We had some success with an expanded international focus, but the environment in the U.S. continued to degrade throughout the quarter. In the end, we could not fully compensate for the U.S. short fall despite growing our business internationally.

One of the surprising characteristics of this quarter, in light of our overall results, was the continued overall growth of the opportunity pipeline in both the U.S. and overall. We continued to see a healthy growth in that pipeline. What changed was the closer rate, especially in larger deals. We have several deals that were already approved at the highest levels up to and including the CFO. By any historical view of that pipeline, we would have expected most of these deals to close last quarter. However, the news of the Bear Stearns collapse in mid March created a chilling effect, not only in financial services, but broadly across almost all sectors in the U.S. economy, except for energy and government. Many of the larger deals already approved were held up and would require reapproval which in many cases would not be given in the near-term. This behavior continued throughout the remainder of the quarter. Not all large deals were held up. We did close over five deals, each valued at more than $1 million and

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May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

we saw a good number of deals between 100 and 500 K in value. Part of what we’ve done for this quarter is to analyze the large deals more closely and in many cases have changed our forecast to close rate on these larger deals to a much lower rate. To be clear, the vast majority of these deals are not losses, they are delays.

On the positive front, we see a lot of opportunity internationally and have changed our current sales investment to emphasize growth outside of the U.S. We anticipate that the bulk of our growth this coming fiscal year will predominantly be outside of the United States and broadly speaking in the government sector. We have been aggressively investing in Asia and the Middle East over the past year and we look to accelerate that trend given the opportunity and pipeline we see in those geographies. In addition, we see a lot of opportunities in the carrier environment, including managed services, content filtering, network acceleration and security services. That said, we do not expect business in the U.S. to grow significantly for several quarters. Some of our markets we’ll be changing the emphasis of how we market our value proposition.

Companies can deploy our ProxySG appliances to achieved security and control and at the same time get immediate savings and operational costs. We can actually reduce internet band width consumption by as much as 50%. This means that customers can recoup their investment in relatively short order and transform a capital purchase into pure operational savings. It’s very clear that we are not immune to this challenging economic environment, but we do see opportunities by emphasizing a different part of our value proposition and focusing on sales opportunities where return on investment is the justification for a purchase. The net of the macro economic environment is that the U.S. is challenging, but there continue to be opportunities in this environment with specific customers and segments as well as through emphasizing a changed value proposition. We do expect better growth this year to be more heavily weighted to the international geographies. As you know, last month we announced our intention to acquire Packeteer, a pioneer in application, identification and traffic shaping technologies.

Earlier this week we passed an important regulatory hurdle, the expiration of the mandatory waiting period under HSR. The tender offer we launched earlier this month, we expect to conclude on May 30, 2008, unless we take steps to extend that. Our intended acquisition of Packeteer brings us important short-term and long-term benefits. Upon completion, we can utilize the Packeteer Sales force to expand our existing sales force by as much as 50%. We will also gain access to the Packeteer channel which has proven expertise in selling network infrastructure solutions. In addition, we will continue to offer Packeteer well regarded PacketShaper product. More important, we expect to enhance the capabilities of PacketShaper with new features and capabilities and broaden this utility to both enterprise and carriers.

In the near-term, we expect our PacketShaper revenue to be very similar to that of Packeteer’s. The potential acquisition also helps us further our longer-term vision and strategy for both the WAN optimization market and the Secure Web Gateway market. Packeteer technologies offer an advanced ability to identify or understand specific business applications and a more advanced ability to manage band width and shape traffic across the WAN. The ability to identify applications offers additional strength to our security capabilities, because if you can’t see unwanted or malicious applications, you can’t stop them. Application identification is also critical for optimizing the WAN, as it enables prioritization of mission critical applications over that of other applications to ensure delivery of essential information with integrity. We believe we will provide more value to our customers with respect to both their security requirements and their WAN optimization needs as we integrate Packeteer technologies and to our ProxySG.

We also continue to develop our Secure Web Gateway technologies. This past quarter we unveiled our Web Pulse service for Dynamic Web Analysis. Hosted as Blue Coat Data Centers around the world, this in-the-cloud service enables our Blue Coat WebFilter and associated products to dynamically rate new or unfamiliar website and URLs. We recently announced that our WebPulse infrastructure now receives over 100 million requests per day, including those from K-9 Web Protection, our free product for protecting home computers and the families and individuals that use them. These request enable us to search for new sources of potentially dangerous, malicious threats on the internet. We add this knowledge to our products to continually increase their effectiveness in fighting the ever increasing danger of Malware. This past quarter we also announced our technology integration partners program, while this has been our practice and philosophy since our early days, we are renewing and expanding our commitment to give customers best of breed choice for products and technologies that extend the capabilities of our products. This program leverages relationships with technology companies to facilitate inner operability between Blue Coat products and other solutions, giving customers expanded choice for comprehensive, secure web gateway and WAN optimization deployments. There are now over 30 vendors in the program, representing such categories as enterprise application software, data loss prevention, corporate video, authentication, antiMalware, antivirus, content filter and more. The newest member, Vericept Corporation, add another strong option for integrated data loss prevention, our DLP solutions to protect intellectual property and valuable, sensitive data.

Finally, I want to welcome our newest Board member, Jim Tolonen. Jim has been elected to fill a newly created seat on the Company’s Board, making a sixth Board member and fifth Independent Director of our Company. Jim currently serves as the Chief Financial Officer and Senior Vice President of Finance Administration of Business Objects, a company recently acquired by SAP. Before joining Business Objects, Mr. Tolonen had served as the Chief Financial Officer and Chief Operating Officer of IGN Entertainment and as Chief Financial Officer a Member of the Office of the President at Novel, Inc. I would now like to turn the call back over to Dan.

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FINAL TRANSCRIPT

May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

Dan Levy - Blue Coat Systems - IR

Thank you, Brian. That concludes our prepared remarks, we will now turn the call over to the operator for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Our first question today comes from the line of Samuel Wilson with JMP Securities. Go ahead.

Samuel Wilson - JMP Securities - Analyst

Good morning, everyone. A few small questions. First for Kevin, actually. Can you give me a sense of what non-GAAP gross margins were for product and services?

Kevin Royal - Blue Coat Systems - SVP - CFO

For product -- product separately from services?

Samuel Wilson - JMP Securities - Analyst

Yes. Well, I’m just trying to figure it out. Normally I think in the last couple of calls, you’ve given us a breakdown of non-GAAP gross margins for products and services.

Kevin Royal - Blue Coat Systems - SVP - CFO

Sure. Products were about 79% and services were approximately 69%.

Samuel Wilson - JMP Securities - Analyst

Got it. Perfect. Second, you mentioned Jon GAAP cash flow of 22 million. Is there a difference between GAAP and non-GAAP cash flow for the quarter?

Kevin Royal - Blue Coat Systems - SVP - CFO

There’s a tax benefit from the exercise of stock options that you put in for GAAP purposes that’s -- it’s really not a cash flow item. So we break that out for purposes of understanding our operating -- our cash generated from operations.

Samuel Wilson - JMP Securities - Analyst

Got it. Okay. Now that -- the fun questions for Brian. Can you describe -- it sounds like linearity throughout the quarter was back end loaded as you reacted to the slowdown in North America. Is that a fair assessment? Second, on North America in general, it sounded like from your commentary, I wanted color on this, these are not deals that you lost to competition, necessarily, these were organizations that just hit the pause button on spending. Is that a fair assessment and has the market environment gotten more competitive in -- as the quarter rolled through? That’s it, I promise.

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May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

Brian NeSmith - Blue Coat Systems - CEO

All right. I expected quite a few questions. So, yes, I think that it’s fair to state that for this quarter, we’ve -- we definitely saw the quarter more heavily back end loaded. I think the month of March for you, the overall macroeconomic condition, but what was surprising to me, I think, is just the reaction we saw from a lot of customers as people saw the Bear Stearns situation unfold. So March end is up, things slow down quite substantively and then April for us is probably I think our biggest month in our history, which does point to our quarter being a lot more back end loaded than it has been historically. The other question was with linearity. The second question I forgot now, which is --

Samuel Wilson - JMP Securities - Analyst

So these were deals that were just the customer hitting the pause button, they weren’t deals that were lost to competition?

Brian NeSmith - Blue Coat Systems - CEO

Yes. I don’t -- to answer the question broadly, we didn’t see a substantive change in the competitive environment which is what I think you may be getting to in one dimension. I don’t think the vast majority of what we saw is really delays. And I don’t think -- I’m not saying that they’re like a two-week delay. In some cases they may be longer than that, but not losses, they’re delays.

Samuel Wilson - JMP Securities - Analyst

Perfect, thank you very much.

Operator

Thank you. Our next question comes from the line of Ryan Hutchinson with Lazard. Please go ahead.

Ryan Hutchinson - Lazard Capital Markets - Analyst

Good morning. I guess to follow up with Sam’s question, on the geographical breakdown, is it fair to assume that North America, from your prepared remarks, it sounds like North America was the primary culprit and that basically accounted for a few million dollars of a below your internal forecast. Is that fair?

Brian NeSmith - Blue Coat Systems - CEO

Yes. I think it’s probably even a bit more than that. We saw the situation deteriorate in North America in the month of March, we put a lot of energy into driving the revenue internationally and so I think that we were able to compensate for some of that short fall in North America, but not all of it. So it’s not just -- we made up some of that, but I think that the slowdown we saw in North America is a bit more severe than we saw overall, even as reflected in our financial results. As we look forward to the future that’s a little bit reflective of what we were trying to highlight in some sense of the way that we saw next year is that our growth is going to be a lot more heavily weighted to the international environment than it is to North America.

Ryan Hutchinson - Lazard Capital Markets - Analyst

So it’s fair to assume you’re not necessarily seeing an up tick in demand here in the first few weeks in May, in North America?

Brian NeSmith - Blue Coat Systems - CEO

I don’t -- no. We haven’t seen a change in the environment from April to May, if that’s what you mean.

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FINAL TRANSCRIPT

May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

Ryan Hutchinson - Lazard Capital Markets - Analyst

Right. Okay. Then did the acquisition, the announcement of the Packeteer acquisition have any impact on your ability to close some deals late in the quarter, in terms of maybe channel confusion or anything of that nature?

Brian NeSmith - Blue Coat Systems - CEO

I can’t quantify that. I suspect there was a little of that. Clearly the acquisition of Packeteer was a distraction for a lot of people here as an organization in the last month of the quarter and that created a challenge, as were, both a shift from our business, focus from North America to international and we’re doing that, obviously there’s a lot of Packeteer preannouncement discussion and activity. There’s clearly some distraction effect. I think there was a little bit in the channel, but I would be hard-pressed to figure out how I could quantify that in any way.

Ryan Hutchinson - Lazard Capital Markets - Analyst

Two quick ones for Kevin. First of all, just on OpEx, it certainly, from our estimates came in about 3 to 3.5 million higher than what we were estimating, I think where the Street was; can you help us understand as you move from the beginning of the quarter to the end, how that played out, whether there were front end investments you couldn’t scale back as demand started to weaken in the back half of the quarter or what really took place there?

Kevin Royal - Blue Coat Systems - SVP - CFO

Yes, I think operating expense came in a little bit higher than what we had planned, I don’t think 3 million. There was higher OpEx, certainly, about a $1million, and then our tax expense came in significantly higher than what we had planned, roughly $800,000.

Ryan Hutchinson - Lazard Capital Markets - Analyst

Okay. That’s helpful. Finally, I’m not certain if you can go here, but trying to get a general sense, you provided a little bit of color in terms of the guidance in the stand-alone business, as well as some combined colors as we look at the fiscal fourth quarter as it relates to the impact in operating margins. I’m just trying to get a sense of the cost synergies here. Maybe you can help us understand that. I’m assuming you’re going to have to -- you’re writing down the services revenue to your purchase accounting to zero, but in terms of sort of a steady state run rate, Brian sort of highlighted in the prepared remarks thinking about PacketShaper, at the levels that they were historically at, so if you back out that services component and the rest of the products, Tacit, et cetera, is it fair to assume that that revenue run rate over the next, call it, several quarters will build back up towards the 25 to $30 million level?

Brian NeSmith - Blue Coat Systems - CEO

Yes, I think that’s a fair assessment. I think you need to factor that is going to happen over a couple of quarters. As Kevin highlighted in his prepared comments and as we announced the acquisition, is we do expect the deal to be accretive in our fiscal third quarter. And a fair amount of that comes from, obviously a lot of cost synergy. As we’ve looked at it, we expect between the two organizations that we’re probably going to be consolidating somewhere between 150 and 200 people as well as a number of different areas where we see cost savings on the manufacturing side and corporate governance and overhead as well as, I think, improvements in the PacketShaper gross margin and pricing items that we can do there. But a lot of the value proposition will take us a couple of quarters to fully work it into the system, but fundamentally, we do see a lot of cost synergy there.

Ryan Hutchinson - Lazard Capital Markets - Analyst

Okay. So I mean in doing my math, you’re talking in fiscal 2010, we have [$0.50] accretive, if you do that right, is that fair?

Brian NeSmith - Blue Coat Systems - CEO

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FINAL TRANSCRIPT

May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

I couldn’t speak to fiscal year 2010. For you to do that model, I think if you -- the revenue that you highlighted is clearly in the line for what we believe we can drive that revenue and then we do see ourselves growing overall as a company in our core business, notwithstanding the slowdown in the U.S., so you factor that in and then the cost synergies, I think that I’ll have to leave it to you to model 2010.

Ryan Hutchinson - Lazard Capital Markets - Analyst

Fair enough. We’ll just wait for the close here in a couple of weeks.

Dan Levy - Blue Coat Systems - IR

Okay. Next question, please.

Operator

Great, thank you. Next question comes from the line of Erik Suppiger with Signal Hill.

Erik Suppiger - Signal Hill - Analyst

Good morning.

Brian NeSmith - Blue Coat Systems - CEO

Good morning.

Erik Suppiger - Signal Hill - Analyst

First off, on Packeteer , you’ve added a sense to get a better feel for people coming over. Do you have a sense how many sales teams, at this point you would expect to come over from

Brian NeSmith - Blue Coat Systems - CEO

I think what we highlighted in the prepared comments is we think there’s roughly about 50 teams that we would bring over. We do expect a bit of attrition there. It’s not our intent to have any attrition, but do the extent that we see attrition, we would be back filling with new hires. So roughly on the order of, I think, somewhere between 40 to 50 teams as we look out over the next two quarters.

Erik Suppiger - Signal Hill - Analyst

Okay. When you look at their business, did you say that you would expect the Packeteer revenues on the product side to stay consistent? And by that, the question that I’m getting at is, do you think that if you’re going to be getting -- are you going -- are you going to be maintaining the same products that they had on the iShaper or the WAN Optimization products? Are you concerned that their pipeline is going to diminish if the development of that product isn’t going to be maintained?

Brian NeSmith - Blue Coat Systems - CEO

Let me answer the question maybe a different way. We clearly -- when we look at Packeteer and what we wanted to acquire that, our attraction to that technology inside the company was in a couple of areas, but mainly with the PacketShaper product and the application classification in QoS and application performance management capabilities, so going forward, I would expect that the revenue that we would do as a combined entity would primarily come from the PacketShaper technologies and enhancement and extensions we would be making to that technology, not from the iShared, iShaper, or the SkyX products. I wouldn’t expect really, any kind of significant revenue on those on a going forward basis. We

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FINAL TRANSCRIPT

May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

would be looking to incorporate certain aspects of the technology around iShared and iShaper into our WAN optimization product line, as well as some the mobility client functionality they have into our proxy client functionality, so we do think there’s valuable technology and expertise inside Packeteer, but fundamentally, the revenue would be driven more around the PacketShaper product line.

Erik Suppiger - Signal Hill - Analyst

Then I guess a question I’d have is do you think that you’re going to be able to maintain a similar revenue stream on the product side for Packeteer even without the meaningful combination from their iShaper and WAN optimization products; is that correct?

Brian NeSmith - Blue Coat Systems - CEO

That’s correct.

Erik Suppiger - Signal Hill - Analyst

Okay. And then just to understand, I want to make sure, you said Packeteer by, I think you said, either the third or fourth quarter of next year will be contributing 17 to 18% of your revenue; is that right?

Kevin Royal - Blue Coat Systems - SVP - CFO

No, it would be of this fiscal year, what we said was our operating profit would be about 17 to 18%. Actually, by the fourth quarter of 2009.

Erik Suppiger - Signal Hill - Analyst

Okay. All right. My confusion. Last question. Two questions. The tax rate for next year is still expected to be 30%, no change on that?

Kevin Royal - Blue Coat Systems - SVP - CFO

That is the rate we’re using, yes, for our long-term tax rate.

Erik Suppiger - Signal Hill - Analyst

Okay. And then you said that you would expect excluding Packeteer, your next quarter to be fairly flat, correct?

Kevin Royal - Blue Coat Systems - SVP - CFO

That is correct. Revenue and spending.

Erik Suppiger - Signal Hill - Analyst

Would you expect North America to be down and international to be up? Is that how we should interpret that?

Brian NeSmith - Blue Coat Systems - CEO

No. I don’t think it would be that pessimistic. One of the things we did this quarter is, although, we saw the pipeline grow in all the geographies, what we did do is change from our forecasting standpoint the expected closure rate on larger deals and scrub that out of our forecast, but even with those changes, we do -- we would expect North America , roughly probably be flat, maybe up a little bit, but

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May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

Erik Suppiger - Signal Hill - Analyst

So you would expect both North America and international to be flat?

Brian NeSmith - Blue Coat Systems - CEO

In broad senses, yes. We’re being a bit cautious here, obviously, given, what we just came off of in the last quarter, but, yes, if you look at things overall. And that’s why we’re being a little hesitant here, because we’re uncertain how the economic conditions are going to continue to affect business as we go into fiscal Q1.

Erik Suppiger - Signal Hill - Analyst

Okay. Lastly, what was the contribution from North America in the quarter? I missed that.

Brian NeSmith - Blue Coat Systems - CEO

We’re looking it up.

Kevin Royal - Blue Coat Systems - SVP - CFO

Yes. It will just take me a minute.

Erik Suppiger - Signal Hill - Analyst

That’s all I got. Thank you.

Kevin Royal - Blue Coat Systems - SVP - CFO

Okay.

Operator

Thanks. We have a question, then, from the line of Scott Zeller with Needham & Company.

Scott Zeller - Needham & Company - Analyst

I want to ask you about the U.S. market outlook. I believe you said earlier that you are not expecting to see growth in the U.S. for several quarters.

Brian NeSmith - Blue Coat Systems - CEO

That’s correct.

Scott Zeller - Needham & Company - Analyst

Could you just give us more color on why you think it’s going to be that long a stretch before you see any growth?

Brian NeSmith - Blue Coat Systems - CEO

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May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

As we started looking at this overall opportunity pipeline in North America and then we adjusted the closure rate around the larger deal opportunities, that just points to the U.S. not growing in any kind of significant way for the next couple of quarters. Unless that closure rate changes, then we would see the growth start to come back into North America, but that’s not our expectation.

Scott Zeller - Needham & Company - Analyst

And is there any sort of product-specific color you could offer around perhaps -- I’d be interested in the WAN optimization business. And I know that everything is sold as a combined product now, but when you hear interest from customers and deal cycles, is there a pull back at all in a specific area of the products?

Brian NeSmith - Blue Coat Systems - CEO

No. We -- some of the large deals, we saw some of them were WAN optimization, some of them were traditional Secure Web Gateway Proxy deals. So I didn’t see any correlation around to the two different market segments.

Scott Zeller - Needham & Company - Analyst

Okay. Thank you.

Operator

Thanks. We have a question then from the line of Josh Jabs with Roth capital. Please go ahead.

Josh Jabs - Roth Capital - Analyst

Good morning.

Brian NeSmith - Blue Coat Systems - CEO

Good morning.

Josh Jabs - Roth Capital - Analyst

There has been some discussion of some of the slowdown spilling over to Europe. Can you, just kind of talk about what you’re seeing over there and sort of what the expectations, more granular, at least within the UK are within Europe right now?

Brian NeSmith - Blue Coat Systems - CEO

The only thing I think we can say and we’ve somewhat already factored this in is that Financial Services, broadly speaking is an area that’s struggling and that’s even outside of North America. We’ve seen some challenges there. Other parts of Europe seem to be actually functioning fairly well and even when we talk about international, I would probably emphasize the Middle East and Asia even more than Europe. So where we see the strongest growth potential is really around Asia and the Middle East, but still seeing reasonable growth in Europe.

Josh Jabs - Roth Capital - Analyst

All right. And then can you give us -- you’ve released, I think, a couple of different presentations on the road map and getting the -- getting in front of both your sales force and the sales force over at Packeteer. Can you give us a little more color on how -- how the plans are being received on PacketShaper and then maybe also on the end of life of some of these products?

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May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

Brian NeSmith - Blue Coat Systems - CEO

We haven’t announced anything specific to -- with every product what’s going to happen and the transition with that. Part of that is the restrictions we have around rules related to the tender offer and what we can and can’t do in regards to that business. After the close, we would expect and we do have obviously a very clear idea of what we’re going to do, but we can’t provide as much clarity as we would like related to some of the restrictions there. That being said, we do think that there’s a lot of opportunity and the emphasis for us is on the PacketShaper product line. Not only as it is right now. I think that a lot of that community looks at the PacketShaper product as really a QoS Traffic Management box and it clearly has those capabilities, but we’re excited about the potential of that product not only in that area, but application classification and application performance management. I think there’s actually growth opportunities, specifically around application performance management. One of the -- in my mind, one of the hidden jewels inside of Packeteer is a management product they call Intelligence Center, which is a reporting product, specifically around some of the application performance reporting and one of the things we think fits both from a security and an acceleration standpoint is being able to give customers visibility into what’s running on their network is a critical set of capabilities and the PacketShaper product combined with Intelligence Center, I think, is one of the things that is going allow us to extend the life and continue to grow that PacketShaper business.

Josh Jabs - Roth Capital - Analyst

Okay. Brian, were there any changes from what you originally expected and based on feedback from your customers, did you guys have any changes in your plans for the different product lines?

Brian NeSmith - Blue Coat Systems - CEO

At a high level, no. With respect to the feedback we did get in certain parts of the market, I don’t think there’s been much of a change there. There’s been changes obviously in some of the specific implementation details on how functionality gets integrated and how organizations are put together, but fundamentally, no, nothing at a high level that affects the -- how we look at the revenue models.

Josh Jabs - Roth Capital - Analyst

Okay. Great. Thank you.

Operator

Thanks. Then we have a question then from the line of Rohit Chopra with Wedbush Morgan.

Rohit Chopra - Wedbush Morgan - Analyst

Hey, guys, how are you? I had three questions. How long is the sales cycle now in North America? And what is the close rate? I know you said you’re going to change the close rate, but what is the close rate?

Brian NeSmith - Blue Coat Systems - CEO

I don’t think we’ve disclosed the closer rate there. So I think the only thing we’ve highlighted is that especially around larger deals, it’s not nearly what it has been historically. I don’t think we’ve disclosed that close rate. The sales cycle, I couldn’t tell you the average amount. What I do know is it’s longer, especially for larger deals, it’s definitely longer, pretty much everywhere. Especially, when you get something north of a $1 million, the sales cycle tends to be extended. In some cases, even where you’ve received approval and you think you’re moving to purchasing, it may move back through the cycle again just due to changing economic conditions and how companies are dealing with the changing environment.

Rohit Chopra - Wedbush Morgan - Analyst

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May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

Right. The other question was, I remember a couple of quarters ago I asked you about new things that you were working on and, I think, it was a conference call where I asked you about visibility and you said that you’re working on visibility internally. So how fast or how far do you think you’ve come by adding Packeteer? Like how long would it have taken you to develop it internally and now you’ve purchased it, so, I mean, what’s the jump?

Brian NeSmith - Blue Coat Systems - CEO

I think to get where the Packet Shaper product, what it offers in the way of visibility would have been a multi-year development for us. And it’s not simply the time it would have taken for us do that, but it’s also the opportunity costs in that we would have had those people not doing other things in that area, but it’s -- it would have been a significant development. It would have taken us a long time to get to the richness and completeness that Packeteer has. I think one of the things that almost everyone would concede when they look at Packeteer and the PacketShaper products is the application and QoS capabilities that they bring to the table. If you want a product -- as an enterprise, if you want a product that gives you very fine grain control over all the critical business applications, PacketShaper is the product that people choose to do that.

Rohit Chopra - Wedbush Morgan - Analyst

Lastly on Packeteer, I just wanted to ask you what are you thinking to adding to the PacketShaper product which would -- I guess there would be some R&D in there. What would you add to it to enhance its capabilities?

Brian NeSmith - Blue Coat Systems - CEO

I think two things in my mind. There’s a bunch of smaller features, but the two big areas of investment thematically is, one, classifying even more applications than they currently do. They support currently, today between 5 and 600 different applications, and my view is we want to classify everything that can be classified to the point that if it can’t be classified, it probably is something that shouldn’t be running on the Corporate Network. So a lot of investment in further application classification. The second item is for applications that we do classify, how do we report the performance of those applications, both response times, throughput and characteristics of those applications and tracking and monitoring those both historically and in real time. Those are the two areas, that application classification as well as application performance management.

Rohit Chopra - Wedbush Morgan - Analyst

Okay. Thanks very much.

Brian NeSmith - Blue Coat Systems - CEO

Yes.

Operator

We have a question, then, from the line of Rajesh Ghai with ThinkPanmure. Go ahead.

Rajesh Ghai - ThinkPanmure - Analyst

I had a question on the Packeteer acquisition. You spoke about attrition in the sales force. I was curious about the steps that you’re taking to retain the technical talent from Packeteer?

Brian NeSmith - Blue Coat Systems - CEO

A couple of things. One, we put in place some retention bonus and we’ll obviously be looking to do some things as people move over to the company. But I -- it’s the financial incentives, frankly, engineers, in general are motivated and look to be a company where they get a chance to

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May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

develop innovative technology that customers are going to use and I think that the Packateer employees are excited about how we can extend the PacketShaper technology and some of the functionality that we can offer there and success that we’ve had in the WAN optimization market and developing capabilities in that area. Engineers in the end, are motivated by working on cool technology that customers in the end use and deploy and I think that’s what we’ve tried to really make clear to those engineers, what we’re going to be able to do and what they’re going to be able to offer and how they’ll be able to participate and be a part of Blue Coat and our success in doing those things.

Rajesh Ghai - ThinkPanmure - Analyst

Okay. And you said that you’ve added seven teams this quarter. Were they in the Middle East or Asia, were they in North America?

Brian NeSmith - Blue Coat Systems - CEO

There was a little bit in North America, but I think it was predominantly outside the U.S.

Rajesh Ghai - ThinkPanmure - Analyst

And going forward, do you plan to add more sales teams in Asia or do you find of foresee sales and marketing expenditure kind of -- the sales and marketing teams continuing to be the same as what you had last quarter?

Brian NeSmith - Blue Coat Systems - CEO

Well, it gets a bit confusing because once we combine with Packeteer, we pick up a number of teams overall. I don’t think we’ve given guidance. Even after we complete the acquisition of Packeteer, we would expect to continue to grow our sales channel and the capacity that we have in our organization to continue to grow the overall company. So there will be growth in that organization. I think, as Kevin highlighted, obviously we want to drive the synergies that we need to between the two organizations to get to the operating profit that we outlined for, toward the end of this fiscal year. But there be continued growth in investment in the sales channel.

Rajesh Ghai - ThinkPanmure - Analyst

And how do you see that trending as the sales that will be more of the same or do you see that going --

Brian NeSmith - Blue Coat Systems - CEO

I think -- well, as a percentage, I -- obviously I would expect it to go down through the course of the fiscal year.

Rajesh Ghai - ThinkPanmure - Analyst

Okay. One last question. (inaudible - highly accented) Announced their broad services platform and you’ve gone ahead and acquired Packeteer. Do you see that as this broad trend of broadening the WAN optimization platform and causing customers to take a pause in terms of seeing where this industry is going to evolve before making purchases or do you think it’s not being a factor right now?

Brian NeSmith - Blue Coat Systems - CEO

I don’t think that’s much of an issue in the context of what’s going on here. I think that this is primarily macro economic conditions that’s driving everything here.

Rajesh Ghai - ThinkPanmure - Analyst

All right, thank you so much. Thanks for taking my questions.

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FINAL TRANSCRIPT

May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

Operator

Thanks. We have a question, then, from the line of Alex Kurtz with Merriman Curhan. Please go ahead.

Alex Kurtz - Merriman Curhan - Analyst

Brian, if you were to look back at your deals, would you say that, inferring from your initial comments, that maybe your mid-market in commercial deals increased as a mix relative to your enterprise deals this quarter?

Brian NeSmith - Blue Coat Systems - CEO

I don’t know. I think that we saw fewer larger deals, so to the extent that created that situations that might be true, but I haven’t looked at it quite in the way you’re describing it there. I’d have to go back and do work to figure that out.

Alex Kurtz - Merriman Curhan - Analyst

Okay.

Brian NeSmith - Blue Coat Systems - CEO

Even, I guess, the part that’s difficult to say is I think that, I’m just thinking of the ones I know off the top of my head, there were a lot of large companies that bought 50, 100 K increments of deals, so I don’t think what you’re highlighting would equate. I’m not sure the mix changed in that regard.

Alex Kurtz - Merriman Curhan - Analyst

Okay. And as far as strength and verticals overseas, can you just give us sort of a highlight of what industries are doing really well in APJ and (inaudible) free right now?

Brian NeSmith - Blue Coat Systems - CEO

I think other than financial services, I mean things look fairly normal.

Alex Kurtz - Merriman Curhan - Analyst

So no change from the prior quarter, then?

Brian NeSmith - Blue Coat Systems - CEO

No, not really.

Alex Kurtz - Merriman Curhan - Analyst

Okay. And, Kevin, just for direction of gross margin, would you expect that -- I just want to make sure I heard your comments earlier. Do you expect gross margin to be roughly in line with what you saw last quarter for the next quarter?

Kevin Royal - Blue Coat Systems - SVP - CFO

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May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

Yes. Roughly in line. The gross profit for the quarter is 76.8 and we’re using 77% for our planning purposes.

Alex Kurtz - Merriman Curhan - Analyst

Okay. All right. Thanks a lot, guys.

Operator

Thank you. And we have a question, then, from the line of Rob Owens with Pacific Crest. Please go ahead.

Rob Owens - Pacific Crest - Analyst

Good morning, everyone. Quick question with regard to the 17 to 18% operating margin target by Q4 for the combined entity. Does that still incorporate the 10.5 billion and I think 11 million cost savings in Q3 and Q4 respectively?

Kevin Royal - Blue Coat Systems - SVP - CFO

It does.

Rob Owens - Pacific Crest - Analyst

Okay. So there’s been no changes to the potential synergy there?

Kevin Royal - Blue Coat Systems - SVP - CFO

No. No change on the estimates we earlier provided.

Rob Owens - Pacific Crest - Analyst

Great. Thanks.

Operator

Thank you. And’ with have -- and we have a question from the line of Gabe Lowy with Collins Stewart.

Gabriel Lowy - Collins Stewart - Analyst

Quick question. You’ve talked about the larger deals being pushed out. Are you seeing any similar type of pattern in small to mid-sized businesses to the degree your visibility allows? That’s the first question. The second one in terms of follow on investment into PacketShaper, are you looking to extend that with real time end user monitoring as well?

Brian NeSmith - Blue Coat Systems - CEO

The -- I can answer the second question a bit easier than the first one. So, yes, we do think as part of the application performance monitoring is the ability to see what the user sees and be able to characterize that experience and then report on that is, I think, one of the areas that -- from an overall product standpoint, we can add a lot of value and we think that the PacketShaper technology would be the basis of being able to do a lot of that. There are actually some things in our core ProxySG product that are very critical and relevant to that as well. It’s actually a melding of what our PacketShaper does and what our ProxySG does to actually deliver that kind of functionality.

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May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

As to the first question, we talked a bit about obviously, the (inaudible) larger deals. We did see, I’d say, a broader-based pull back in a lot of deals across the size -- more heavily weighted to the larger deals, but it wasn’t exclusive to just large deals.

Gabriel Lowy - Collins Stewart - Analyst

Thank you very much.

Operator

Thanks. Our last question this morning comes from the line of Samuel Wilson with JMP Securities. Please go ahead.

Samuel Wilson - JMP Securities - Analyst

Two quick questions. I’m sorry, I missed head count for the quarter.

Kevin Royal - Blue Coat Systems - SVP - CFO

The regular full-time head count at the end of the quarter was 976.

Samuel Wilson - JMP Securities - Analyst

And do you -- inside Q1, do you have any more granularity, roughly when you think Packeteer will close?

Kevin Royal - Blue Coat Systems - SVP - CFO

The tender offer is scheduled to expire on May 30, and provided that we get sufficient shares in that tender offer and all the closing conditions are satisfied, the merger should close promptly thereafter.

Samuel Wilson - JMP Securities - Analyst

Perfect. Thank you very much.

Operator

Thanks. And I’d like it turn the conference back over, then, to company management for any closing comments.

Dan Levy - Blue Coat Systems - IR

That concludes our prepared remarks. We’ll now -- excuse me. Sorry. Again, we’d like to thank you for joining us in the call today. A replay of today’ call will be available at 320-365-3844, pass code 923369, beginning Friday, May 23, 2008 at 1 p.m. Eastern time. An audio archive will also be available on our website. Have a great day and we look forward to speaking with you again soon. Thanks a lot.

Operator

Great. Thank you. Ladies and gentlemen, that does conclude our conference today. Thanks for your participation and for using AT&T’s executive conference. You may now disconnect.

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FINAL TRANSCRIPT

May. 22. 2008 / 5:00AM PT, BCSI - Q4 2008 Blue Coat Systems Earnings Conference Call

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